UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Commission File Number 333-168496

OSSEN INNOVATION CO., LTD.

(Translation of registrant’s name into English)

518 SHANGCHENG ROAD, FLOOR 17, SHANGHAI, 200120,

PEOPLE’S REPUBLIC OF CHINA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

On June 11, 2013, Ossen Innovation Co. Ltd. (the “Company”) engaged BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China Shu Lun Pan”) as the Company’s independent registered public accounting firm to audit and review the Company’s consolidated financial statements effective immediately. The engagement was approved by the Audit Committee of the Board of Directors of the Company. During the fiscal years ended December 31, 2011 and 2012 and the subsequent interim period prior to the engagement of BDO China Shu Lun Pan, neither the Company nor any person acting on behalf of the Company consulted with BDO China Shu Lun Pan regarding any matter described in Item 304(a)(2) of Regulation S-K.

On June 11, 2013, the Company’s former independent accountant, BDO China Dahua CPA, Co. Ltd., (“BDO China Dahua”) was dismissed as independent accountant of the Company. The dismissal was approved by the Audit Committee of the Board of Directors of the Company. The reason for the dismissal is that the relationship between BDO International Limited and BDO China Dahua is terminating.

BDO China Dahua’s reports on the Company’s financial statements for and as of the fiscal years ended December 31, 2011 and 2012 did not contain any adverse opinions or disclaimer of opinions, nor were the reports qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended December 31, 2011 and 2012, and during the subsequent interim period, there were no disagreements between the Company and BDO China Dahua on any matter of accounting principles or practices, financial statement disclosure or auditing scope and procedure which, if not resolved to the satisfaction of BDO China Dahua, would have caused BDO China Dahua to make reference to the subject matter of the disagreement in connection with its report.

The Company requested BDO China Dahua to furnish a letter addressed to the Securities and Exchange Commission stating whether or not BDO China Dahua agrees with the statements in this Report on Form 6-K. A copy of such letter is filed as Exhibit 16.1 to this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSSEN INNOVATION CO., LTD.

(Registrant)

Date:   June 12, 2013

By: /s/ Wei Hua

       Name: Wei Hua

       Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

16.1	Letter from BDO China Dahua CPA, Co. Ltd. to the Securities and Exchange Commission, dated June 11, 2013

99.1	Press Release of Ossen Innovation Co., Ltd., dated June 12, 2013